Exhibit 99.(a)(13)

OPLINK COMMUNICATIONS, INC.

Notice to Holders of Options (UPDATED)

December 11, 2014

You are receiving this notice because you hold options (“Options”) to purchase shares of common stock (“Shares”) of Oplink Communications, Inc. (the “Company” or “Oplink”), which were granted under and pursuant to the Company’s 2000 Equity Incentive Plan or 2009 Equity Incentive Plan (each, a “Plan,” and collectively, the “Plans”).

We previously sent you a “Notice to Holders of Options” dated December 5, 2014 (the “Prior Notice”). Please read this updated notice carefully, as it contains an important update relating to your Options.

On November 18, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc. (“Parent”) and Koch Optics, Inc. (“Purchaser”). As a result of the Merger Agreement, on November 24, 2014, Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock.

Following the expiration of the Offer and assuming the satisfaction or waiver of the conditions to Purchaser’s obligation to accept and pay for Shares tendered in the Offer and the conditions to the parties’ obligations to consummate the merger of the Company with Parent (the “Merger”), the Company will become an indirect wholly-owned subsidiary of Parent.

As discussed in the Prior Notice, you may exercise any of your vested Options by completing an exercise notice and paying the exercise price set forth in your option agreement(s), subject to the restriction set forth below. If you wish to exercise your vested Options, you must do so no later than 5:00 p.m., Pacific Time, on December 17, 2014.

If you do not exercise your Options by 5:00 p.m., Pacific Time, on December 17, 2014, your outstanding Options will automatically be cancelled on the Effective Time and you will receive the cash payment, if any, described in the Prior Notice.

Other than the December 17, 2014 cut-off to exercise your vested Options, the information contained in the Prior Notice has not changed.

Please submit any questions you have regarding this notice to Trina Long.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014. In addition, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 24, 2014. You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer. Such documents have been made available to Oplink’s shareholders at no expense to them at www.oplink.com. In addition, you may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.